Exhibit 10.8

EXECUTIVE EMPLOYMENT AGREEMENT
This EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is made as of December 13, 2016, by and between Citizens Financial Group, Inc. (the “Company”) and John Woods (“Executive”).
WHEREAS the Company desires to employ Executive and to enter into this Agreement embodying the terms of such employment; and
WHEREAS Executive desires to accept such employment and enter into this Agreement;
NOW, THEREFORE, in consideration of the promises and mutual covenants herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
Section 1.     Employment At-Will
(a)    Executive’s employment with the Company shall be “at-will” and not for a fixed term. Executive understands and acknowledges that no statement, whether written or verbal, by the Company or any of its officers, employees or representatives may in any way modify, alter, or change the “at-will” nature of Executive’s employment by the Company. Executive and the Company each retains the right to terminate Executive’s employment at any time, for any reason or no reason. Executive understands and agrees that, as an at-will employee, the Company may terminate Executive’s employment without advance notice Executive may terminate his employment for any reason (a “Resignation”) effective one hundred twenty (120) days following delivery of written notice of resignation to the Company’s Chief Executive Officer (“CEO”) (the “Notice Period”).
(b)    Upon receipt of Executive’s written notice of Resignation, the Company may, in its sole discretion, waive or shorten the Notice Period, in which case Executive will be permitted to terminate employment immediately or at a time designated by the Company. If the Company waives or shortens the Notice Period, then under such circumstances, the Company will not be obliged to pay any amount in lieu of the waived or shortened Notice. Alternatively, the Company may direct Executive not to report to work unless otherwise requested by the Company (“Garden Leave”). During any period of Garden Leave, as during any Notice Period:
(i)    Executive will remain an employee of the Company and will continue to be paid Executive’s then Base Salary (as defined below) and be eligible for employee benefits. However, Executive shall not be entitled to receive incentive compensation.
(ii)    Executive will be expected to continue to undertake such duties and responsibilities as are assigned to Executive by the Company’s Board of Directors (the “Board”) or CEO, including duties to assist the Company with Executive’s transition from the Company and maintaining the Company’s business, business relationships, and goodwill. Notwithstanding the foregoing, the Company reserves the right to suspend any or all of Executive’s duties and powers and to relocate Executive’s office to Executive’s personal residence for all or part of the Garden Leave.
(iii)    Executive will remain bound by all fiduciary duties and obligations owed to the Company and remain required to comply with all Company policies and practices and the provisions of this Agreement.
(iv)    Executive may not, without the prior written consent of the Company or except in the discharge of duties and responsibilities in accordance with clause (ii) above, contact or attempt to contact any client, customer, potential client or customer, agent, professional advisor, employee, supplier or broker of the Company or any of its parents, subsidiaries, affiliates or their respective successors.

Section 2.     Position
(a)    Commencement Date. The Executive’s employment with the Company shall commence on February 13, 2017 (the “Commencement Date”).
(b)    Position. During Executive’s employment, Executive shall serve as Executive Vice President, Chief Financial Officer of the Company, with duties and responsibilities commensurate with such role. In this position, Executive shall report directly to the CEO or to such other person acting in that capacity on an interim basis as may be applicable. Assuming expected levels of performance are achieved by Executive during his first 12 to 18 months of employment, Executive will be recommended to the Board of Directors for the title of Vice Chairman.
(c)    Best Efforts. During Executive’s employment, Executive shall: (i) devote Executive’s full professional time, attention, skill and energy to the performance of his duties for the Company and its parents, subsidiaries, affiliates or their respective successors (collectively, the “Company Affiliates” and each a “Company Affiliate”); (ii) use Executive’s best efforts to dutifully, faithfully and efficiently perform his duties hereunder, comply with the policies, procedures, bylaws, rules, code of conduct and practices of the Company Affiliates, as the same may be amended from time to time, and of which he is given notice, and obey all reasonable and lawful directions given by or under the authority of the CEO; (iii) refrain from engaging in any other business, profession or occupation for compensation or otherwise which would conflict, directly or indirectly, with the rendition of services to the Company, without the prior written consent of the CEO of the Company; except that Executive may engage in charitable, professional, and community activities and manage Executive’s personal investments provided that such activities do not materially interfere with the performance of his duties hereunder or conflict with the conditions of his employment; and (iv) refrain from engaging in any conduct he knows or reasonably should know is prejudicial to the interests and reputation of any Company Affiliate and endeavor to promote and extend the business of the Company Affiliates and protect and further their interests and reputation, all in a manner consistent with his duties and responsibilities.
(d)    Directorships. Executive may be required, in the sole discretion of the Company, to perform services for any Company Affiliate and may be required to undertake the role and duties of an officer or director of any Company Affiliate. No additional compensation will be paid in respect of these appointments.
(e)    Location. During the period of Executive’s employment, Executive shall be based in Stamford, Connecticut but may be relocated within a fifty (50) mile radius of that location at the Company’s sole discretion. Executive is expected to spend three days per week in Rhode Island or Massachusetts during routine weeks. Additionally, Executive may be required to travel internationally or domestically in the performance of his duties.
Section 3.     Compensation.
(a)     Base Salary. The Company shall pay Executive a base salary at the initial annualized rate of $700,000 (“Base Salary”) in accordance with the Company’s regular payroll schedule. Executive shall be entitled to increases in Base Salary as may be determined from time to time in the sole discretion of the Company.
(b)     Variable Compensation. Executive will be eligible to participate in the Company’s discretionary variable compensation program, as amended from time to time. Executive’s initial target bonus opportunity shall be $2,700,000 (“Target Bonus Opportunity”), with the actual amount of any such award to be determined in the sole discretion of the Company, based on a mix of factors, including but not limited to individual, team and Company performance as well as external economic considerations. For years 2018 through and including 2020, assuming Executive is performing his CFO duties at the level expected by the Company, Executive’s baseline total compensation opportunity for each full year of service will be no less than $3,400,000, with the actual amount of any such award to be determined in the sole discretion of the Company, based on the mix of factors referenced immediately above.
Variable compensation awards may be awarded in cash, equity-based instruments, or in any other form and may also be deferred in full or in part, as determined by the Company; provided, that the form and the timing of payment of awards, as well as other terms and conditions for awards, will be consistent with awards granted to similarly situated colleagues. Any award Executive receives will be subject to applicable tax and other required withholdings.
Any cash portion of any award will be paid by March 15th following the determination of awards and any deferred cash and equity-based instruments granted to Executive as part of his award will be granted as soon as practicable following the determination of awards, in each case, provided that Executive remains employed by the Company on the payment date or grant date (as applicable) and neither Executive nor the Company has given notice to terminate Executive’s employment prior to the payment date or grant date (as applicable). Any deferred cash and equity-based instruments granted to Executive as part of his award will be governed by the applicable equity plan document and award agreement, as applicable. In the event of any conflict between information contained in this document and the plan or award agreement provisions, the terms of the plan and award agreement shall control. Receiving an award under the discretionary award program in certain years does not guarantee payment or level of award in any subsequent year and any award may be forfeited or reduced (i.e., is subject to clawback where legally permissible) as determined appropriate by the Company in its sole discretion or where required by law. The Company reserves the right to change the rules of any compensation plan or program or to cancel any such plan or program at any time without prior notice in its sole and absolute discretion, provided however, that any such change or cancellation which would have a material adverse affect on any of Executive’s outstanding awards cannot be made without Executive’s written consent.

Section 4.     Buy-Out Award
To recognize that you will forfeit awards granted or to be granted by your former employer as a result of joining Citizens, you will receive a cash award and a restricted stock unit award, with the equity award subject to approval by the Compensation and Human Resources Committee of the Board of Directors or its delegate.
The grant of these awards is subject to you providing the following documents to Citizens within 45 days of your start date: (1) Statement or other documentation reflecting the expectation or forfeiture of your award, as applicable; and (2) Documentation regarding the terms of your forfeited award (plan document and award agreement, or other applicable document). If satisfactory documentation is not provided within 45 days of your start date, you will forfeit the right to receive your award for no consideration.
(a)    Cash Portion. You will receive a cash payment of $3,000,000, to be paid in a lump sum on or about March 31, 2017. Executive shall be entitled to this payment, without it being subject to forfeiture, unless he resigns or is terminated for Cause (as defined in Section 5(c) below) prior to payment being made. In the event Executive resigns or is terminated for Cause prior to payment being made, Executive will forfeit the unpaid amount.
(b)    Equity Portion. Equity Portion. As of the date of this agreement, your equity buy-out award has been valued at $4,000,000 (the “Dollar Value Amount”). The Dollar Value Amount of your buy-out award will be re-valued prior to the grant date by first multiplying 635,431 (which is the aggregate number of shares or share equivalents of your former employer’s shares that were granted to you that you will forfeit) by the average closing price of your former employer's shares for the five trading days prior to your start date (the “Adjusted Dollar Value Amount”). The number of restricted stock units granted to you will then be determined by dividing the Adjusted Dollar Value Amount by the average closing price of Citizens shares for the five trading days prior to your start date. Your buy-out award will have the vesting schedule set forth below.

Vesting Date	# RSUs Vesting
March 1, 2018	38%
March 1, 2019	34%
March 1, 2020	28%
Your restricted stock units award will be granted under the Citizens Financial Group, Inc. 2014 Omnibus Incentive Plan within 30 days of your start date pursuant to an award agreement which will include the terms and conditions of your award. You will be required to acknowledge the terms of your award agreement through Fidelity’s online system before your award is processed.
Among other terms, your award agreement will provide that if, within 12 months of your start date, your employment terminates or notice to terminate your employment is given by either party for any reason other than death, disability, Retirement (as defined in the award agreement) or termination by Citizens without cause (as defined in the award agreement), all outstanding unvested awards will lapse immediately and you will be responsible for repaying to Citizens the net value (following any applicable tax and other statutory deductions) of any Citizens shares that have been received by you. Repayment shall be due within 14 calendar days of the date of termination of your employment. If such termination occurs prior to the vesting of the final installment of your award, any unvested portion of your award will lapse immediately for no consideration.
Section 5.     Severance and Change in Control
(a)    Severance. In the event the Executive is terminated without Cause, Executive shall receive 2 weeks of Executive’s Base Salary for each full year of service, with a minimum severance amount of 26 weeks of Executive’s Base Salary at the time of Executive’s termination of employment. Such amount shall be payable following the date of termination of Executive’s employment consistent with the Company’s general payroll practices, and contingent upon Executive executing, and not revoking, a standard release agreement which shall not release Executive’s right of indemnification and insurance coverage and shall not release the right to enforce this Agreement (a “Standard Release”).

The Standard Release must be effective and irrevocable within fifty-five (55) days after the date of termination of Executive’s employment with the Company. The specific review and revocation period, if any, will be set forth in the Standard Release agreement If payable, the severance provided by this Section 5(a) shall commence to be paid upon a “separation from service” for purposes of Section 409A of the Internal Revenue Code (“Code”), including where Executive’s placement on Garden Leave constitutes a separation from service for purposes of Code Section 409A.
(b)    Change of Control. In the event Executive's employment is terminated by the Company or if Executive’s resigns for Good Reason (a “Resignation for Good Reason”) within 18 months of the Commencement Date in connection with (a) the sale of the Company to a third-party purchaser or group of third-party purchasers acting as a single consortium (the “Purchaser”); or (b) an asset sale or change in the composition of the Board consistent with the change of control definition contained in IRC 409A or the regulations thereof ((a) and (b) collectively, a “Change of Control”), Executive shall receive a payment equivalent to 100% of Executive's Base Salary and Target Bonus Opportunity; a sum total to be no less than $3,400,000. The payment is contingent upon Executive executing, and not revoking, a Standard Release. Payment shall be made to Executive within two pay periods, based on the Company’s normal payroll cycles, following the Standard Release becoming effective and legally binding, provided however, that all payments shall be made within the applicable “short-term deferral” period described in Treas. Reg. 1.409A-1(b)(4) in order for the delivery of Shares to be within the short-term deferral exception set forth in the U.S. Income Tax Regulations for Code Section 409A. Any payment pursuant to this Section 5(b) shall be in lieu of, not in addition to, any separation payment Executive may otherwise have been eligible for pursuant to Section 5(a) above or any Company policy or practice with respect to separation from employment which may be in effect from time to time. Effective August 14, 2018, this Section 5(b) becomes null and void by its own terms with immediate effect.
(c)     “Cause” means: (i) any conviction (including a plea of guilty or of nolo contendere or entry into a pre-trial diversion program) of Executive for the commission of a felony or any conviction of any criminal offense within the scope of Section 19 of the Federal Deposit Insurance Act, 12 U.S.C. § 1829; (ii) Executive commits an act of gross misconduct, fraud, embezzlement, theft or material dishonesty in connection with the Executive’s duties or in the course of Executive’s employment with the Company or any of its affiliates; (iii) persistent or repeated failure on the part of Executive not due to any physical or mental incapacity to perform his employment duties in any material respect, which is not cured to the reasonable satisfaction of the Company within 30 days after Executive receives written notice of such failure; (iv) Executive materially violates Section 8 or 9 of this Agreement; (v) Executive makes any material false or disparaging comments about the Company or any of its subsidiaries, affiliates, employees, officers, or directors, or (vi) Executive engages in any activity which in the reasonable, good faith opinion of the Company is materially inconsistent with providing an orderly handover of Executive’s responsibilities. Nothing in clause (v) of this Section 5(c) shall prohibit or be deemed to prohibit Executive from making good faith criticisms of the performance of subordinates in the course of his duties for the Company or any of its subsidiaries or from making frank assessments or acknowledgments concerning the performance of the Company or any subsidiary in discussions with the media, analysts, shareholders, and others with whom Executive has contact in the course of his duties.
(d)    “Good Reason” means (i) a material reduction in Executive’s annual compensation, (ii) a material diminution in Executive’s authority, duties, or responsibilities, (iii) the transfer of Executive’s principal office to a location that is greater than fifty (50) miles from the Company’s Stamford, Connecticut office without Executive’s written consent, or (iii) a material breach of this Agreement by the Company. For a Resignation with Good Reason, within sixty (60) days after the event constituting Good Reason, Executive shall give written notice to the Company of his intention to terminate his employment on account of a Good Reason. Such notice shall describe the particular act or acts or the failure or failures to act that constitute the grounds on which the Good Reason is based. The Company shall have thirty (30) days upon receipt of the notice in which to cure such conduct, to the extent such cure is possible.

If such conduct is not cured or is incapable of cure, Executive’s termination date shall be the first day following the end of such thirty (30) day period.

Section 6.     Executive Benefits, Medical Exam, Paid Time Off, Reimbursement of Expenses,
D&O Insurance and Indemnification

(a)    Executive Benefits. Executive may participate in and receive benefits under any and all benefit plans offered to similarly-situated employees of the Company, subject to the terms and conditions of those plans, policies and programs that are in effect from time to time. The Company reserves the right to amend the terms and conditions of its employee benefits and the related plans, policies and programs at any time, in the Company’s sole discretion.
(b)    Medical Exam. Upon reasonable written notice, Executive shall at any time (including during any period of incapacity) at the request and expense of the Company submit to medical examinations by a medical practitioner nominated by the Company, to the extent permitted by applicable federal and state law.
(c)    Retirement.      For the purpose of calculating retirement eligibility only, upon the Commencement Date Executive shall be credited with five years of service. This credit shall be applied and shall control over any contrary calculation contained in any applicable plan or award document, if any.
(d)    Paid Time Off. Executive shall be entitled to accrue 27 days of paid time off (“PTO”) annually, which may be scheduled as time off away from work in accordance with the Company’s current PTO policy. For 2017, Executive’s PTO will be pro-rated based on the 1st of the month following his date of hire.
(e)    Reimbursement of Business Expenses. Reasonable, customary and necessary travel, entertainment and other business expenses incurred by Executive in the performance of his duties hereunder shall be reimbursed by the Company in accordance with the Company’s policies, subject to the provision of documentation regarding such expenses.
(f)    D&O Insurance; Indemnification. In addition to any indemnification rights that Executive may have under the Company’s bylaws:
(i)    D&O Insurance. While employed by the Company and continuing until the later of the sixth anniversary of the termination of Executive’s employment and the date on which all claims against Executive that would otherwise be covered by such policy (or policies) become fully time-barred, the Company shall purchase and maintain, at its own expense, directors’ and officers’ liability insurance providing coverage to Executive on terms that are no less favorable than the coverage provided to directors and senior executives of the Company.
(ii)    Indemnification. The Company agrees that if Executive is made a party, or is threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative (each, a “Proceeding”), by reason of the fact that he is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of such Proceeding is Executive’s alleged action in an official capacity while serving as a director, officer, member, employee or agent, in each case, whether on, prior to, or following the Effective Date, Executive shall be indemnified and held harmless by the Company to the fullest extent permitted or authorized by applicable law, against all cost, expense, liability and loss reasonably incurred or suffered by Executive in connection therewith, and such indemnification shall continue as to Executive even if he has ceased to be a director, member, employee or agent of the Company or other entity and shall inure to the benefit of Executive’s heirs, executors and administrators; provided, that such right to be indemnified and held harmless shall not apply to a Proceeding instituted by the Company against Executive. The Company shall promptly advance to Executive all reasonable costs and expenses incurred by Executive in connection with any such action, suit or proceeding provided that Executive furnishes the Company with a written undertaking, executed personally or on Executive’s behalf, to repay any advances if it is ultimately determined that Executive is not entitled to be indemnified by the Company.

Section 7.     Compliance with the Company’s Personal Securities Transactions Policy
Executive is subject to the Company’s Personal Securities Transactions Policy, which sets forth the required procedures and processes with respect to purchases and sales of Company securities.
Section 8.     Non-Solicitation
(a)     Non-Solicitation of Employees. Executive agrees that, at any time during Executive’s employment and for twelve (12) months following the date Executive ceases to be employed by the Company for any reason (the “Restricted Period”), Executive shall not, directly or indirectly, whether for his own account or for any person or entity other than the Company hire, employ, solicit for employment or hire, or attempt to solicit for employment or hire, any person who is employed by any Company Affiliate during the Restricted Period (other than those employees terminated by the Company Affiliate), nor shall Executive directly or indirectly induce any such employee to terminate his or her employment or accept employment with anyone other than a Company Affiliate, or otherwise interfere with the relationship between any Company Affiliate and any of its employees during the Restricted

Period. Anything to the contrary notwithstanding, the Company agrees that Executive shall not be deemed in violation of this Section 8(a) if an entity with which Executive is associated hires or engages any employee of a Company Affiliate, if Executive was not, directly or indirectly, involved in hiring or identifying such person as a potential recruit or assisting in the recruitment of such employee, other than signing an offer letter.
(b)    Non-Solicitation of, and Non-Interference with, Customers and Prospective Clients. Executive agrees that during his employment and during the Restricted Period, Executive shall not, directly or indirectly, for any person or entity other than the Company, solicit or assist in soliciting for business any customer of any Company Affiliate, nor will Executive induce or encourage any such customer to discontinue or diminish his, her or its relationship or prospective relationship with any Company Affiliate, or divert business away from any Company Affiliate; provided, however, that general solicitation through advertisement shall not constitute solicitation for purposes of this provision.
(c)    Representations. Executive agrees that all of the foregoing restrictions are reasonable and necessary to protect the Company’s business and its Confidential Information and that Executive’s employment by the Company, along with the benefits and attributes of that employment, is good and valuable consideration to compensate him for agreeing to all restrictions contained in this Agreement. Executive also acknowledges, represents and warrants that his knowledge, skills and abilities are sufficient to permit Executive to earn a satisfactory livelihood without violating these provisions. Further, Executive agrees that he shall not, following the termination of Executive’s employment with the Company, represent or hold himself out as being in any way connected with the business of the Company.
(d)    Blue Pencil. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 8 to be reasonable, if a final judicial determination is made by an arbitrator or a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this

Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if an arbitrator or a court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.
Section 9.     Confidentiality; Ownership of Materials; Duty to Return Company Property
(a)    Confidential Information. Executive may not at any time (whether during his employment or after termination) disclose to any unauthorized person, firm or corporation or use or attempt to use for his own advantage or to the advantage of any other person, firm or corporation, any confidential information relating to the business affairs or trade secrets of any Company Affiliate, or any confidential information about (howsoever obtained) or provided by any third party received during the course of or as a result of his employment (the “Confidential Information”). Confidential Information includes, but is not limited to, information relating to employees, customers and suppliers (former, actual and potential), Company contracts, pricing structures, financial and marketing details, business plans, any technical data, designs, formulae, product lines, intellectual property, research activities and any information which may be deemed to be commercially or price sensitive in nature, whether printed, typed, handwritten, videotaped, transmitted or transcribed on data files or on any other type of media, including but not limited to electronic and digital media, whether or not labeled as “confidential”. It also includes, without limitation, any information contained in documents marked “confidential” or documents of a higher security classification and other information which, because of its nature or the circumstances in which Executive receives it, Executive should reasonably consider to be confidential. The Company reserves the right to modify the categories of Confidential Information from time to time.
(b)    Exclusions. The provisions of this Section 9 shall not apply to:

(i)    Information or knowledge which subsequently comes into the public domain other than by way of unauthorized use or disclosure by Executive;
(ii)    The discharge by Executive of his duties hereunder or where his use or disclosure of the information has otherwise been properly authorized by the Company;
(iii)    Any information which Executive discloses in accordance with applicable public interest disclosure legislation; or
(iv)    Any disclosure required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with jurisdiction to order Executive to disclose or make accessible any information.
(c)    Due Care. Executive shall exercise all due care and diligence and shall take all reasonable steps to prevent the publication or disclosure by Executive of any Confidential Information relating, in particular, but not limited to, actual or proposed transactions, of any employee, customer, client or supplier (whether former, actual or potential) of any Company Affiliate including partnerships, companies, bodies, and corporations having accounts with or in any way connected to or in discussion with any Company Affiliate and all other matters relating to such customers, clients or suppliers and connections.
(d)    Duty to Return Confidential Information and Other Company Property.
(i)    All reports, files, notes, memoranda, e-mails, accounts, documents or other material (including all notes and memoranda of any Confidential Information and any copies made or received by Executive in the course of his employment (whether during or after)) in any form, including but not limited to electronic and digital media, which contain Confidential Information or were created in the scope of Executive’s performance of services, are and shall remain the sole property of the Company and, following Executive’s termination of employment or at any other time upon the Company’s request, to the extent within his possession or control, Executive shall make every effort to surrender to the duly authorized representative of the Company or destroy in accordance with sub-section (ii) below.
(ii)    Executive agrees that upon termination of his employment with the Company for any reason, or at any other time upon the Company’s request, he will make every effort to return (or, if contained electronically on a non-Company database or server, delete) to the Company immediately all memoranda, books, papers, plans, information, letters and other data in any form, including but not limited to electronic and digital media, all copies thereof or, in any way relating to the business of the Company, all other property of any Company Affiliate (including, but not limited to, company car, credit cards, equipment, correspondence, data, disks, tapes, records, specifications, software, models, notes, reports and other documents together with any extracts or summaries, removable drives or other computer equipment, keys and security passes) in his possession or under his control and Executive further agrees that Executive will not retain or use for his own account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of any Company Affiliate. To the extent the Company property in Executive’s possession is not an original, and the Company has copies of such Company property, Executive may destroy such Company property and attest to the Company that said property is destroyed as opposed to being returned. Nothing herein shall affect Executive’s right to retain his personal contacts information and his employment and compensation related documentation.
(e)    Reasonableness. Executive agrees that the undertakings set forth in this Section 9 and in Section 8 are reasonable and necessary to protect the legitimate business interests of the Company both during, and after the termination of, Executive’s employment, and that the benefits Executive receives under this Agreement are sufficient compensation for these restrictions.

Section 10.     Intellectual Property and Developments
(a)    Executive agrees that all Developments are the sole and exclusive property of the Company and hereby assigns all rights to such Developments to the Company in all countries. Executive agrees, at the Company’s expense at any time during his employment or thereafter, to sign all appropriate documents and carry out all such reasonable acts as will be necessary to identify and preserve the legal protection of all Developments; however, the Company will have no obligation to compensate Executive for his time spent in connection with any assistance provided unless otherwise required by law. Notwithstanding the foregoing, Executive understands that no provision in this Agreement is intended to require assignment of any of his rights in an invention for which Executive can prove no equipment, supplies, facilities or Confidential Information or trade secret information of the Company was used, which invention was developed entirely on his own time, and which invention Executive can prove: (a) does not relate to the business of the Company or the actual or demonstrably anticipated research or development of the Company; or (b) does not result from any work performed by Executive for the Company.  To the extent compatible with applicable state law, these provisions do not apply to any invention which is required to be assigned by the Company to the United States Government.  Executive waives all moral rights in all Intellectual Property which is owned by the Company, or will be owned by the Company, pursuant to this Section10.
For purposes of this section, “Developments” means all inventions, whether or not patentable, Confidential Information, computer programs, copyright works, mask works, trademarks and other intellectual property made, conceived or authored by Executive, alone or jointly with others, while employed by the Company, whether or not during normal business hours or on the Company’s premises, that are within the existing or contemplated scope of the Company’s business at the time such Developments are made, conceived, or authored or which result from or are suggested by any work Executive or others may do for or on behalf of the Company.

(b)    Executive agrees to promptly submit to the Company written disclosures of all inventions, whether or not patentable, which are made, conceived or authored by Executive, alone or jointly with others, while Executive is employed by the Company.
Section 11.     Certain Agreements
(a)    Data Protection. Executive shall familiarize himself with and abide by the Company’s data protection policy, procedures and accountabilities. Executive acknowledges that any material breach of these procedures may result in the immediate termination of his employment.
(b)    Personal Information. Executive acknowledges and agrees that the Company is permitted to hold personal information about him as part of its personnel and other business records and, in accordance with applicable law, may use such information in the course of the Company’s business.
(c)    Credit Data. The Company reserves the right, upon five (5) days prior written notice, to, and Executive agrees that the Company may, in accordance with applicable law, carry out searches about Executive through credit reference agencies or through the Company’s customer records at any time during his employment for purposes of identifying any serious debt or other significant financial difficulties of Executive for the purposes of detecting, eliminating or mitigating any particular risk of employee fraud or theft. The Company will only retain the information about Executive which the Company obtains from these searches in accordance with applicable law and for so long as is needed for the purposes set out above, subject to any legal or regulatory obligation which requires the Company to retain that information for a longer period. The credit reference agency will record details of the search but these will not be available for use by lenders to assess the ability of Executive to obtain credit. Executive has the right of access to his personal records held by credit reference agencies. The Company will supply the names and addresses of such agencies upon request, to help Executive to exercise his right of access to such records.

(d)    Indebtedness. For the reasons referred to above, the Company expects Executive to manage his personal finances responsibly. The Company requires that Executive draw to the attention of Executive’s manager any serious debt or significant financial difficulties that he may have, including those which result in court action being taken against Executive.
Section 12.     Remedies
The Company and Executive agree that it is impossible to measure solely in money the damages which will accrue to the Company by reason of his failure to observe any of the obligations of Sections 8, 9 or 10 of this Agreement. Therefore, if the Company shall institute any action or proceeding to enforce such provisions, Executive hereby waives the claim or defense that there is an adequate remedy at law and agrees in any such action or proceeding not to interpose the claim or defense that such remedy exists at law. Without limiting any other remedies that may be available to the Company, Executive hereby specifically affirms the appropriateness of injunctive or other equitable relief in any such action and acknowledges that nothing contained within this Agreement shall preclude the Company from seeking or receiving any other relief, including without limitation, any form of injunctive or equitable relief. Executive also agrees that, should he violate the provisions of Section 8 and its subsections such that the Company shall be forced to undertake any efforts to defend, confirm or declare the validity of the covenants contained within Section 8 of this Agreement, the time restrictions set forth therein shall be extended for a period of time equal to the pendency of any court proceedings, including appeals. Further, Executive agrees that, should the Company undertake any efforts to defend, confirm or declare the validity of any of the covenants contained in Sections 8, 9 and 10 of this Agreement, the Company shall be entitled to recover from Executive all of its reasonable attorneys’ fees and costs incurred in prosecuting or defending any such action or engaging in any such efforts.
Section 13.     No Conflicts

Executive represents and warrants to the Company that on the Commencement Date, to the best of Executive’s knowledge, Executive’s acceptance of employment with, and performance of Executive’s duties for, the Company will not conflict with or result in a violation or breach of, or constitute a default under, any contract, agreement or understanding to which Executive is, or was, a party or of which Executive is aware and that there are no restrictions, covenants, agreements or limitations on Executive’s right or ability to enter into and perform the terms of this Agreement, other than as expressly disclosed.
Section 14.     Dispute Resolution; Mediation and Arbitration
Except as provided in the last sentence of this Section 14, to the fullest extent permitted by law, the Company and Executive agree to waive their rights to seek remedies in court, including but not limited to rights to a trial by jury. The Company and Executive agree that any dispute between or among them or their affiliates or related entities arising out of, relating to or in connection with this Agreement or Executive’s employment with the Company, including but not limited to claims for discrimination or other alleged violations of any federal, state or local employment and labor law statutes, ordinances or regulations, will be resolved in accordance with a confidential two-step dispute resolution procedure involving: (1) Step One: non-binding mediation, and (2) Step Two: binding arbitration under the Federal Arbitration Act, 9 U.S.C. § 1, et. seq., or state law, whichever is applicable. Any such mediation or arbitration hereunder shall be under the auspices of the American Arbitration Association (“AAA”) pursuant to its then current Commercial Arbitration Rules and Mediation Procedures (the “AAA Commercial Rules”). Disputes encompassed by this Section 14 include claims for discrimination arising under local, state or federal statutes or ordinances and claims arising under any state’s labor laws. Notwithstanding anything to the contrary in the AAA Commercial Rules, the mediation process (Step One) may be ended by either party to the dispute upon notice to the other party that it desires to terminate the mediation and proceed to the Step Two arbitration; provided, however, that neither party may so terminate the mediation process prior to the occurrence of at least one (1) mediation session with the mediator. No arbitration shall be initiated or take place with respect to a given dispute if the parties have successfully achieved a mutually agreed to resolution of the dispute as a result of the Step One mediation, other than as a result of breach of the agreement encompassing the resolution. The mediation session(s) and, if necessary, the arbitration hearing shall be held in the city nearest to Executive’s office location during the course of Executive’s employment with the Company or an alternative location mutually agreeable to Executive and the Company. The arbitration (if the dispute is not resolved by mediation) will be conducted by a single AAA arbitrator, mutually selected by the parties, as provided for by the AAA Commercial Rules. The Company will be responsible for the AAA charges, including the costs of the mediator and arbitrator. The Company and Executive agree that the arbitrator shall apply the substantive law of the State of New York to all state law claims and federal law to any federal law claims, that discovery shall be conducted in accordance with the AAA Commercial Rules or as otherwise permitted by law as determined by the arbitrator. In accordance with the AAA Commercial Rules (a copy of which is available through AAA’s website, www.adr.org), the arbitrator’s award shall consist of a written statement as to the disposition of each claim and the relief, if any, awarded on each claim. The Company and Executive understand that the right to appeal or to seek modification of any ruling or award by the arbitrator is limited under state and federal law. Any award rendered by the arbitrator will be final and binding, and judgment may be entered on it in any court of competent jurisdiction. Nothing contained herein shall restrict either party from seeking temporary injunctive relief in a court of law to the extent set forth in Section 12 hereof.
In the unlikely event the AAA refuses to accept jurisdiction over a dispute, Executive and the Company agree to submit to Judicial-Arbitration-Mediation Services (“JAMS”) mediation and arbitration applying the JAMS equivalent of the AAA Commercial Rules. If AAA and JAMS refuse to accept jurisdiction, the parties may litigate in a court of competent jurisdiction.

Section 15.     Miscellaneous
(a)    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard for the conflict of laws provisions thereof.
(b)    Entire Agreement and Amendments; Survivorship; Strict Construction.
(i)    This Agreement contains the entire understanding and agreement of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto, which attaches a copy of this Agreement.
(ii)    The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.
(c)    Tax Compliance. All compensation paid to Executive is intended to, and is reasonably believed to, comply with Internal Revenue Code Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), as amended, as well as other tax related laws and regulations to the extent it does not fall into any applicable exclusion, and shall be interpreted and construed consistent with that intent. Notwithstanding the foregoing, the Company makes no representations that the terms of this Agreement (and any compensation payable thereunder) comply with Section 409A, and in no event shall the Company be liable for any taxes, interest, penalties or other expenses that may be incurred by Executive on account of non-compliance with Section 409A. No expenses eligible for reimbursement, or in-kind benefits to be provided, during any calendar year shall affect the amounts eligible for reimbursement in any other calendar year, to the extent subject to the requirements of Section 409A, and no such right to reimbursement or right to in-kind benefits shall be subject to liquidation or exchange for any other benefit. For purposes of Section 409A, each payment in a series of installment payments, if any, provided under this Agreement shall be treated as a separate payment. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. Any payments to be made under this Agreement upon a termination of employment shall only be made if such termination of employment constitutes a “separation from service” under Section 409A. Notwithstanding the foregoing and any provision in this Agreement to the contrary, if on the date of his termination of employment, Executive is deemed to be a “specified employee” within the meaning of Section 409A and any payment or benefit provided to Executive in connection with his termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A, then such payment or benefit due upon, or within the six-month period following, a termination of Executive’s employment (whether under his Agreement, any other plan, program, payroll practice or any equity grant) and which do not otherwise qualify under the exemptions under Treas. Reg. Section 1.409A-1 (including, without limitation, payments that constitute “separation pay” within the meaning of Section 409A), shall be paid or provided to Executive in a lump sum on the earlier of (a) the date which is six months and one day after Executive’s “separation from service” (as such term is defined in Section 409A) for any reason other than death, and (b) the date of Executive’s death, and any remaining payments and benefits shall be paid or provided in accordance with the payment dates specified in this Agreement for such payment or benefit.
(d)    No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(e)    Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.
(f)    Assignment. This Agreement shall not be assignable by Executive. This Agreement shall be freely assignable by the Company without restriction to any successor in interest.
(g)    Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees and permitted assigns.
Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or three (3) business days after mailing registered mail, return receipt requested, postage prepaid or by recognized courier, addressed to the respective addressees set forth on the execution page of this Agreement, provided that all notices to the Company shall also be directed to Neil Rosolinsky, Deputy General Counsel, Litigation & Employment, Citizens Bank, 30 Montgomery Street, Suite 1330, Jersey City, NJ 07302 or to such other address as either party may have furnished to the other in writing, except that notice of change of address shall be effective only upon receipt.

(h)    Withholding Taxes; Deductions. The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation. Executive agrees that the Company may, at any time during, or in any event upon termination of his employment, deduct from Executive’s compensation, any monies due by Executive to the Company for any overpayment made and/or outstanding loans, advances, relocation expenses and/or salary paid in respect of PTO that was taken but not earned, unless otherwise prohibited by law.

(i)    Indemnification. At all times subsequent to the Commencement Date, the executive and his estate shall be covered by any by-laws, policies, procedures, or otherwise regarding indemnification of senior executives or employees of the Company, and shall be a named insured on any Directors & Officers insurance policy which is held by the Company.
(j)           Counterparts; Effectiveness.  This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto, including by fax or electronic pdf.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year that appears next to their signatures:

EXECUTIVE
/s/ John Woods               December 13, 2016
John Woods                   Date

COMPANY
/s/ Bruce Van Saun             December 13, 2016
Bruce Van Saun              Date
Chairman and Chief Executive Officer

ADDENDUM TO
EXECUTIVE EMPLOYMENT AGREEMENT

This ADDENDUM TO EXECUTIVE EMPLOYMENT AGREEMENT (this “Addendum”) is made as of August 2, 2017 by and between Citizens Financial Group, Inc. together with its subsidiaries and any and all successor entities (the “Company”) and John Woods (“Executive”).
This Addendum is a supplement to Executive’s Executive Employment Agreement dated December 13, 2016 (the “Original Agreement”), and the terms of this Addendum shall be incorporated by reference therein and shall become terms and conditions of Executive’s continued employment. The terms of this Addendum shall supersede any conflicting terms found in the Original Agreement. This Addendum may not be altered, modified, or amended except by written instrument signed by the parties hereto. To the extent capitalized terms are not defined herein, the definitions included in the Original Agreement, as applicable, shall govern.
Section 1.     Change of Control Severance
(a)    Effective as of the date of this Addendum, Section 5(b) of the Original Agreement shall be superseded by the terms of this Section 1.
In the event Executive's employment is terminated by the Company without Cause (other than by reason of Executive’s death or disability) or the Executive resigns with Good Reason, in each case within 24 months following a Change of Control, Executive shall receive a payment equivalent to: (i) two times the sum of (A) Executive’s Base Salary at the time of termination and (B) the average cash bonus paid to Executive during the prior three years; plus (ii) a pro-rata bonus for the year in which termination occurs, based on the average cash bonus paid to Executive during the prior three years (together, the “COC Severance Payment”). If payment of the COC Severance Payment to Executive occurs prior to Executive receiving a bonus from the Company, the bonus amounts set forth in Sections 1(b)(i)(B) and

1(b)(ii) shall be determined based on the variable compensation opportunity set forth in Section 3(b) of Executive’s Original Agreement ($2,700,000), with the cash bonus portion to be determined based on the variable pay mix applied by the Board for the immediately preceding performance year.
(b)    Any COC Severance Payment made in accordance with this section shall be in lieu of and not in addition to any payments to which Executive may otherwise have been entitled in accordance with other sections of this Addendum or the Original Agreement and shall be in full and final settlement of all claims Executive may have arising out of or in connection with his employment or its termination, other than with respect to any outstanding equity held by Executive, which shall be treated as provided for in the applicable Company stock plan and award agreements governing such awards.
Section 2.     Payment of Severance
The severance set forth in Section 5(a) of the Original Agreement and the COC Severance Payment set forth in Section 1 of this Addendum shall each be paid in a lump sum, subject to execution and non-revocation of a Standard Release, within seventy (70) days of the termination of Executive’s employment. If the period between the termination of Executive’s employment and the latest possible effective date of the Standard Release spans two calendar years, the payment shall be made by the Company in the second calendar year.
Section 3.     Definitions
(a)    “Cause” means: (i) any conviction (including a plea of guilty or of nolo contendere or entry into a pre-trial diversion program) of Executive for the commission of a felony or any conviction of any criminal offense within the scope of Section 19 of the Federal Deposit Insurance Act, 12 U.S.C. § 1829; (ii) Executive commits an act of gross misconduct, fraud, embezzlement, theft or material dishonesty in connection with the Executive’s duties or in the course of Executive’s employment with the Company or any of its affiliates; (iii) failure on the part of Executive to perform his employment duties in any material respect, which is not cured to the reasonable satisfaction of the Company within 30 days after Executive receives written notice of such failure; (iv) Executive violates Sections 8 and 9 of the Original Agreement (non-solicitation; confidentiality; ownership of materials; duty to return company property); or (v) Executive makes any material false or disparaging comments about the Company or any of its subsidiaries, affiliates, employees, officers, or directors, or engages in any activity which in the opinion of the Company is not consistent with providing an orderly handover of Executive's responsibilities.
(b)     “Good Reason” means any of the following changes, as compared to Executive’s terms of employment prior to a Change of Control:

(i)	a material diminution in Executive’s authority, duties, or responsibilities;

(ii)	a material diminution in Executive’s base salary other than a general reduction in base salary that affects all similarly situated employees; or

(iii)
a relocation of Executive’s principal place of employment by more than 50 miles from his or her current principal place of employment, unless the new principal place of employment is closer to Executive’s home address.

Provided, however, that Executive’s must give written notice to the Company within 30 days of the initial existence of any of the foregoing changes, the Company shall have 30 days upon receipt of such notice to remedy the condition so as to eliminate the Good Reason, and if not remedied, Executive’s employment must terminate no later than 60 days following the expiration of such cure period. Notwithstanding the foregoing, the Executive’s continued employment shall not constitute a waiver of the Executive’s rights with respect to any circumstance constituting Good Reason under this Addendum.
(c)    “Change of Control” means the occurrence of any one or more of the following events:

(i)    any Person (as defined in Section 3(a)(9) of the Exchange Act of 1934, as amended and used in Sections 13(d) and 14(d) thereof, including “group” as defined in Section 13(d) thereof), other than an employee benefit plan or trust maintained by the Company, becomes the Beneficial Owner (as defined in Rule 13d-3 under the Exchange Act of 1934, as amended), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s outstanding securities entitled to vote generally in the election of directors;
(ii)    at any time during a period of 12 consecutive months, individuals who at the beginning of such period constituted the Board of Directors of the Company (the “Board”) and any new member of the Board whose election or nomination for election was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was so approved, cease for any reason to constitute a majority of members of the Board; or
(iii)    the consummation of (A) a merger or consolidation of the Company with any other corporation or entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or, if applicable, the ultimate parent thereof) at least 50% of the combined voting power and total fair market value of the securities of the Company or such surviving entity or parent outstanding immediately after such merger or consolidation, or (B) any sale, lease, exchange or other transfer to any Person of assets of the Company, in one transaction or a series of related transactions, having an aggregate fair market value of more than 50% of the fair market value of the Company and its subsidiaries (the “Company Value”) immediately prior to such transaction(s), but only to the extent that, in connection with such transaction(s) or within a reasonable period thereafter, the Company’s shareholders receive distributions of cash and/or assets having a fair market value that is greater than 50% of the Company Value immediately prior to such transaction(s).

Section 4.     Section 280G
(a)    If the aggregate of all amounts and benefits due to Executive under this Addendum or the Original Agreement or any other plan, program, agreement or arrangement of the Company or any of its Affiliates, which, if received by Executive in full, would constitute “parachute payments,” as such term is defined in and under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) (collectively, “Change of Control Benefits”), reduced by all federal, state and local taxes applicable thereto, including the excise tax imposed pursuant to Section 4999 of the Code, is less than the amount Executive would receive, after all such applicable taxes, if Executive received aggregate Change of Control Benefits equal to an amount which is $1.00 less than three (3) times Executive’s “base amount,” as defined in and determined under Section 280G of the Code, then such Change of Control Benefits shall be reduced or eliminated to the extent necessary so that the Change of Control Benefits received by the Executive will not constitute parachute payments. If a reduction in the Change of Control Benefits is necessary, reduction shall occur in the following order unless the Executive elects in writing a different order, subject to the Company’s consent (which shall not be unreasonably withheld or delayed): (i) severance payment based on multiple of Base Salary and/or annual bonus; (ii) other cash payments; (iii) any annual incentive compensation paid as severance; (iv) acceleration of vesting of stock options with an exercise price that exceeds the then fair market value of stock subject to the option, provided such options are not permitted to be valued under Treasury Regulations Section 1.280G-1 Q/A – 24(c); (v) any equity awards accelerated or otherwise valued at full value, provided such equity awards are not permitted to be valued under Treasury Regulations Section 1.280G-1 Q/A – 24(c); (vi) acceleration of vesting of stock options with an exercise price that exceeds the then fair market value of stock subject to the option, provided such options are permitted to be valued under Treasury Regulations Section 1.280G-1 Q/A – 24(c); (vii) acceleration of vesting of all other stock options and equity awards; and (viii) within any category, reductions shall be from the last due payment to the first.

(b)    It is possible that after the determinations and selections made pursuant to Section 4(a) above, Executive will receive Change of Control Benefits that are, in the aggregate, either more or less than the amounts contemplated by Section 4(a) above (hereafter referred to as an “Excess Payment” or “Underpayment,” respectively). If there is an Excess Payment, Executive shall promptly repay the Company an amount consistent with this Section 4(b). If there is an Underpayment, the Company shall pay Executive an amount consistent with this Section 4(b).
(c)    The determinations with respect to this Section 4 shall be made by an independent auditor (the “Auditor”) compensated by the Company. The Auditor shall be the Company’s regular independent auditor, unless the regular independent auditor is unable or unwilling to makes such determinations, in which event the Auditor shall be a nationally-recognized United States public accounting firm chosen by the Company.
Section 5.    Miscellaneous
(a)    Governing Law. This Addendum shall be governed by and construed in accordance with New York law without giving effect to the conflict of laws provisions thereof.
(b)    No Waiver. The failure of a party to insist upon strict adherence to any term of this Addendum on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Addendum.
(c)    Severability. In the event that any one or more of the provisions of this Addendum shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Addendum shall not be affected thereby.

IN WITNESS WHEREOF, Executive duly executed this Addendum as of the day and year first above written.
ACCEPTED AND AGREED:
/s/ John Woods
John Woods